MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED JULY 31, 2016

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1	DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the year ended July 31, 2016 as publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian dollars unless stated otherwise.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

For the purposes of the discussion below, date references refer to calendar year and not the Company's fiscal reporting period.

This MD&A is prepared as of October 3rd, 2016.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, exploration and development of properties located within First Nations treaty and asserted territories may affect or be perceived to affect treaty and asserted aboriginal rights and title, which may cause permitting delays or opposition by First Nation communities, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued ability of the Company to raise necessary capital, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward looking statements on an on-going basis and updates this information when circumstances require it.

1.2	OVERVIEW

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

Quartz Mountain is a company which, most recently, focused on acquiring and exploring mineral prospects in British Columbia.

From 2012 to 2016, the Company held interests in the Galaxie and ZNT Projects in British Columbia. After carrying out exploration in 2012, no further work was planned at the ZNT Project. Work was conducted at the Galaxie Project in 2012 and 2013 but, largely because of the prevailing difficult market conditions for mineral exploration companies, Quartz Mountain has been unable to secure a joint venture or option agreement to further advance exploration since that time. As a result, the mineral claims comprising each of the properties have been allowed to lapse.

In January 2016, the Company reached agreement with Hunter Dickinson Services Inc. (“HDSI”) to settle debt owing for services by HDSI. HDSI agreed to forgive debt in the net amount owing at that time of $3,086,089, if Quartz Mountain makes a cash payment of $180,207 and issues 6 million shares to HDSI. Notwithstanding that the TSX Venture Exchange has also approved the transaction with HDSI, settlement of debt by the issuance of the shares and cash payment to HDSI has been deferred and will occur at a mutually agreed date.

The Company is currently investigating new opportunities.

1.2.1	Properties

Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.3	SELECTED ANNUAL INFORMATION

The following selected annual information is from the Company's annual financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC") effective for the respective reporting years of the Company and are expressed in Canadian Dollars. The Company's audited financial statements are publicly available on SEDAR at www.sedar.com. Amounts are expressed in thousands of Canadian dollars (except per share amounts).

	Fiscal year	Fiscal year	Fiscal year
	2016	2015	2014
Total (income) loss for the year	(93)	1,410	865
(Income) Loss per share	–	0.05	0.03
Total assets at the end of the fiscal year	313	478	1,975
Total non-current liabilities at the end of the fiscal year	–	450	–

The Company does not currently generate revenue from its operations and the variation in its total loss was due in large part to the changes in its exploration and evaluation activities. The decrease in loss during the fiscal year 2016 was mainly due to a gain recognized on debt settlement. The Company’s cash and cash equivalents decreased by $155,588 during the current fiscal year, due primarily to cash used in operations and for servicing of the convertible debenture.

Non-current liabilities decreased during the current year as the convertible debenture was settled.

1.4	SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

	Fiscal Quarter Ended
	Jul-31	Apr-30	Jan-31	Oct-31	Jul-31	Apr-30	Jan-31	Oct-31
	2016	2016	2016	2015	2015	2015	2015	2014
(Income) Loss for the period	$35	$(356)	$102	$126	$993	$115	$111	$191
Basic and diluted loss per common share	$0.00	$(0.01)	$0.00	$0.00	$0.04	$0.00	$0.01	$0.01

The trend in quarterly net loss presented herein are in line with the discussions included in 1.3 Selected Annual Information above.

1.5	RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following financial data has been prepared in accordance with IFRS and are expressed in Canadian dollars unless otherwise stated.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.5.1	Loss for the year ended July 31, 2016 vs. 2015

The Company recorded income for the 2016 year due to the settlement of the Bearclaw debt. This compares to a loss for the 2015 year in which the debt was still outstanding. Exploration costs incurred during the year ended July 31, 2016 were $470 (2015 – 14,067).

During the current fiscal year, administrative salaries and benefits decreased in line with the decrease in the exploration activities as the Company continued its focus on conserving cash resources. The following table provides a breakdown of general and administrative expenses incurred during the year ended July 31, 2016 and 2015:

Year ended		Year ended
July 31, 2016		July 31, 2015
Legal, accounting and audit	28,421	34,775
Office and miscellaneous	619	3,678
Insurance	44,075	38,170
IT Services	22,000	47,500
Salaries and benefits	189,021	317,319
Regulatory, trust and filing	34,038	20,209
Shareholder communications	3,961	11,122
	$322,135	$472,773

1.6	LIQUIDITY

Historically, the Company's primary source of funding has been the issuance of equity securities for cash through private placements to sophisticated investors and institutions. The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

At July 31, 2016, the Company had cash and cash equivalents of $0.31 million and a working capital deficit of $2.9 million. Substantially all of the short-term liabilities of $3.2 million at July 31, 2016 were payable to Hunter Dickinson Services Inc. ("HDSI"); however, a debt settlement agreement has been reached between the Company and HDSI whereby the latter has agreed to receive the Company’s common shares to extinguish substantially all of the aforesaid debt (see 1.2 Overview).

The Company believes that its liquid assets at July 31, 2016 are sufficient to meet its known obligations. The Company is actively managing its cash reserves, and curtailing activities as necessary in order to ensure its ability to meet payments as they come due.

Additional debt or equity financing will be required to fund additional exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

Financial market conditions for junior exploration companies have resulted in very depressed equity prices. A further and continued deterioration in market conditions will increase the cost of obtaining capital and significantly limit the availability of funds to the Company in the future.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

Accordingly, management is actively monitoring the effects of the current economic and financing conditions on the Company’s business and reviewing discretionary spending, capital projects and operating expenditures, and implementing cash and cash management strategies.

Table of Obligations and Commitments

The following obligations existed at July 31, 2016:

		Payments due by period
		Less than 1		After 5
	Total	year	1-5 years	years
Amounts payable and other liabilities	$1,107	$1,107	$–	$–
Due to a related party	3,178,443	3,178,443	–	–
Total	$3,179,550	$3,179,550	$–	$–

The Company has no material capital lease or operating lease obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	CAPITAL RESOURCES

The Company had no material commitments for capital expenditures as at July 31, 2016.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2016, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

As the Company continues to incur losses in support of exploration activities on its projects, Shareholders’ equity has come to be in a deficit position.

1.8	OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9	TRANSACTIONS WITH RELATED PARTIES

Key management personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in note 9(a) of the accompanying audited consolidated financial statements for the years ended July 31, 2016, 2015 and 2014. These are also available at www.sedar.com.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

Hunter Dickinson Inc.

Description of the relationship

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company.

The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Ronald Thiessen	President, Chief Executive Officer and Director	Director
Lena Brommeland	Executive Vice President	Employee
Robert Dickinson	Director	Director
Scott Cousens	Director	Director
Michael Lee	Chief Financial Officer	Employee
Trevor Thomas	General Counsel and Corporate Secretary	Employee

The business purpose of the related party transactions

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship, the Company has access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients. The Company is also able to eliminate many of its fixed costs, including rent, technology, and other infrastructure which would otherwise be incurred for maintaining its corporate offices.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement dated July 2, 2010. Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services from HDSI are determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

Third party costs are billed at cost, without markup.

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either of the Company or HDSI.

Transactions and balances

The required disclosure for the transactions and balances with HDSI is provided in note 9(b) of the accompanying audited consolidated financial statements for the years ended July 31, 2016 and 2015. These are also available at www.sedar.com.

1.10	FOURTH QUARTER

The Company recorded a net loss of $35,000 for the quarter ended July 31, 2016, compared to a net loss of $993,000 during the same quarter of fiscal 2015. During the current quarter, the Company did not incur significant exploration expenses and the Company’s administrative expenses were $35,000, compared to $93,000 during the same quarter of fiscal 2015, in line with the current depressed state of the Company business discussed herein.

1.11	PROPOSED TRANSACTIONS

There are no proposed material assets or business acquisitions or dispositions before the Board of Directors for consideration.

1.12	CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a Venture Issuer.

1.13	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in note 2 of the accompanying audited consolidated financial statements as at and for the year ended July 31, 2016, publicly available on SEDAR at www.sedar.com.

1.14	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and balances due to related parties, approximate their fair values due to their short-term nature. The required disclosure is provided in note 13 of the accompanying audited consolidated financial statements as at and for the year ended July 31, 2016, publicly available on SEDAR at www.sedar.com.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.15	OTHER MD&A REQUIREMENTS

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

(a)	exploration and evaluation assets or expenditures	The required disclosure is presented in Section 1.5 of this MD&A.

(b)	expensed research and development costs	Not applicable

(c)	intangible assets arising from development	Not applicable

(d)	general and administration expenses	The required disclosure is presented in Section 1.5 of this MD&A.

(e)	any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d)	None

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number
Common shares	29,299,513
Share options	768,000

See 1.2 Overview for an agreement between the Company and HDSI for issuance of common share as a debt settlement arrangement.

1.15.3	Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of July 31, 2016. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as July 31, 2016, the Company's internal control over financial reporting was effective based on those criteria.

1.15.4	Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

1.15.5	Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.16	RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Due to the nature of the Company's business and the present stage of exploration and development of its projects in British Columbia, an investment in the securities of Quartz Mountain is highly speculative and subject to a number of risks. Briefly, these include the highly speculative nature of the resources industry characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain's common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Going Concern Assumption

The Company's financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has a negative working capital position, and has incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain's assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

Additional Funding Requirements

Further development of the Company's properties and continued operations will require additional capital. The Company currently does not have sufficient funds to explore the properties it holds. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company does issue treasury shares to finance its operations or expansion plans, shareholders will suffer dilution of their investment and control of the Company may change. If adequate funds are not available, or are not available on acceptable terms, the Company will not be able to remain in business. In addition, a positive production decision at any of the Company's current projects or any other development projects acquired in the future will require significant resources and funding for project engineering and construction. Accordingly, any development of the Company's properties depends upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing or disposition of its current projects, or other means. There is no assurance that the Company will be successful in obtaining financing for these or other purposes, including for general working capital.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company currently has a limited number of mineral properties and there can be no assurance that the Company will, if needed, be able to acquire additional properties of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire additional properties, its entire prospects will rest solely with its current projects and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of any properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as its current properties, or any other properties the Company may acquire, commence commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company's current properties and any other properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it would retain any cash resources and potential future earnings for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying any dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business will be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration, Development and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

Permits and Licenses

The operations of the Company require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development for the Company’s Projects.

Infrastructure Risk

The operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Changes in Local Legislation or Regulation

The Company's mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

Environmental Matters

All of the Company's operations are and will be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company's projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company's operations more expensive. Many of the environmental laws and regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

Groups Opposed to Mining May Interfere with the Company's Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of the Company's properties. Such interference could have an impact on the Company's ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company's financial condition and the results of its operations.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies, joint venture partners, or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years. Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company's shares.

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

There can be no assurance that the Company will be able to attract, train or retain qualified personnel in the future, which would adversely affect its business.

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical and other resources. Competition in the mining industry is primarily for: attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these resources could have a materially adverse effect on the Company's results of operation and its business.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE YEAR ENDED JULY 31, 2016
MANAGEMENT’S DISCUSSION AND ANALYSIS

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Land Claims

In Canada, aboriginal interests, rights (including treaty rights), claims and title may exist notwithstanding that they may be unregistered or overlap with other tenures and interests granted to third parties. Generally speaking, the scope and content of such rights are not well defined and may be the subject of litigation or negotiation with the government. The government has a legal obligation to consult First Nations on proposed activities that may have an impact on asserted or proven aboriginal interests, claims, rights or title. All of the mineral claims in the Company's projects are identified by the Province of British Columbia as overlapping with areas in which certain aboriginal groups have asserted aboriginal interests, rights, claims or title, or undefined rights under historic treaties. Nevertheless, potential overlaps between the Company's properties and existing or asserted aboriginal interests, rights, claims or title, or undefined rights under historic treaties, may exist notwithstanding whether the Province of British Columbia has identified such interests, rights, claims or title, or undefined rights under historic treaties.

Property Title

The acquisition of title to resource properties is a very detailed and time consuming process. Title to, and the area of, resource claims may be disputed. Although the Company believes it has taken reasonable measures to ensure that title to the mineral claims comprising part of its projects are held as described, there is no guarantee that title to any of those claims will not be challenged or impaired. There may be valid challenges to the title of any of the mineral claims comprising the Company's projects that, if successful, could impair development or operations or both.

The Mineral Property Underlying the Company's Net Smelter Return Royalty Interest Contains no Known Ore

The Company holds a 1% net smelter return ("NSR") royalty interest on the Quartz Mountain Property (recently renamed "Angel's Camp"), an exploration stage prospect in Oregon. The Company's interest in the property will be limited to any future NSR that would be forthcoming only if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic.